Filed by AbbVie Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Pharmacyclics, Inc.

Form S-4 File No.: 333-202921

Set forth below are excerpts from remarks and investor slides presented by Richard A. Gonzalez,  Chairman of the Board and Chief Executive Officer of AbbVie Inc., at AbbVie Inc.’s annual meeting of shareholders, held on May 8, 2015:

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As strong as our internal R&D programs are, we’re constantly looking beyond our own laboratories for new scientific discoveries that will enable us to deliver a steady stream of innovation. Licensing and acquisitions are an important part of our R&D strategy and we’ve invested significantly here in our first two-and-a-half years as an independent company, with notable results. Our pending acquisition of Pharmacyclics — our biggest in our brief history — is an excellent example.

The transaction — which is on track to close this quarter — will immediately strengthen our clinical and commercial presence in oncology and will broaden our product portfolio with the addition of imbruvica, a breakthrough treatment for several hematological malignancies.

Combination therapy is playing an increasingly important role in this treatment landscape for cancer and we’re already looking at ways that our assets might be used together with imbruvica to improve patient outcomes.

Acquiring Pharmacyclics also makes good financial sense. Revenues from Imbruvica will further diversify our revenue base and significantly enhance our revenue growth.

The transaction becomes accretive quickly and will contribute significantly to Abbvie earnings growth across our long range plan as well.

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Forward-Looking Statements

Some statements in this communication may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995.  The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements.  AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the likelihood that the Pharmacyclics transaction is consummated and the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry.  Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2014 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission.  AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Pharmacyclics, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that AbbVie filed with the Securities and Exchange Commission (“SEC”) on March 23, 2015, each as amended.

Investors and security holders of Pharmacyclics are urged to read the tender offer statement on Schedule TO, filed on March 23, 2015 (as amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed on March 23, 2015 (as amended, the “Registration Statement”), and the solicitation/recommendation statement filed by Pharmacyclics on Schedule 14D-9, filed on March 23, 2015 (as amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the Offer.

In addition to the Schedule TO, the Schedule 14D-9 and the Registration Statement described above, AbbVie and Pharmacyclics file annual, quarterly and current reports, proxy statements and other information with the SEC. The Schedule TO, the Schedule 14D-9, the Registration Statement and any other relevant materials, and any other documents filed with the SEC by AbbVie or Pharmacyclics, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.abbvieinvestor.com and http://www.pharmacyclics.com, respectively.

Free copies of the exchange offer materials (including the Registration Statement and the Schedule TO) are also available on AbbVie’s website at www.abbvieinvestor.com and copies of the Schedule 14D-9 are available on Pharmacyclics’ website at http://www.pharmacyclics.com. Copies of the exchange offer materials (including the Registration Statement and the Schedule TO) may also be obtained free of charge from Georgeson Inc., the information agent for the exchange offer, by calling, toll-free, (888) 680-1528 or emailing PCYC@georgeson.com.

Strategically compelling, financially attractive combination to address patient need and drive significant shareholder value Well positioned for leadership in the large and rapidly growing oncology market Companies well aligned with complementary strengths and assets Significantly accelerates clinical and commercial presence in oncology Three promising mechanisms: BTK inhibition; PI3K inhibition; and Bcl-2 inhibition Expertise to develop novel combinations and next-generation therapies Pharmacyclics Acquisition On Track to Close This Quarter